SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D*
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                               Excelon Corporation
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    300691102
                                 (CUSIP Number)

                                Peter J. Richards
           1 Gorham Island, Westport, Connecticut 06880 (203) 454-7557
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  April 4, 2002
             (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


                         (Continued on following pages)

                              (Page 1 of 14 Pages)
----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 300691102                 13D                      Page 2 of 13 Pages
-------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                           Empire Capital Partners, L.P.
-------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-------------------------------------------------------------------------------
     (3)    SEC USE ONLY
-------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            WC
-------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         ----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                2,899,900
OWNED BY       ----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                2,899,900
-------------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                2,899,900
-------------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-------------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                5.0%
-------------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                PN/IV
-------------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 300691102                 13D                      Page 3 of 13 Pages
-------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                           Empire GP, L.L.C.
-------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-------------------------------------------------------------------------------
     (3)    SEC USE ONLY
-------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            WC
-------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                               -0-
SHARES         ----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                               2,899,900
OWNED BY       ----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                               -0-
REPORTING      ----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                               2,899,900
-------------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                               2,899,900
-------------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-------------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                               5.0%
-------------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                               OO
-------------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 300691102                 13D                      Page 4 of 13 Pages
-------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                     Scott A. Fine
-------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-------------------------------------------------------------------------------
     (3)    SEC USE ONLY
-------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                                    WC
-------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [ ]
-------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                             United States
-------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                               -0-
SHARES         ----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                               2,899,900
OWNED BY       ----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                               -0-
REPORTING      ----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                               2,899,900
-------------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                               2,899,900
-------------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-------------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                               5.0%
-------------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                               IN
-------------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 300691102                 13D                    Page 5 of 13 Pages
-------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                   Peter J. Richards
-------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-------------------------------------------------------------------------------
     (3)    SEC USE ONLY
-------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                                   WC
-------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [ ]
-------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                             United States
-------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         ----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                2,899,900
OWNED BY       ----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                2,899,900
-------------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                2,899,900
-------------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-------------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                5.0%
------------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                IN
-------------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 300691102                 13D                      Page 6 of 13 Pages

Item 1.     Security and Issuer.

     This statement relates to the common stock, par value $0.01 (the "Common Stock") of Excelon Corporation (the "Company"). The Company's principal executive offices are located at 25 Mall Road, Burlington, MA 01803.

Item 2.     Identity and Background.

     (a)  This statement is filed by:
          (i) Empire Capital Partners, L.P., a Delaware limited partnership ("Empire Capital"), with respect to the shares of Common Stock directly owned by it;
          (ii) Empire GP, L.L.C., a Delaware limited liability company ("Empire GP"), with respect to the shares of Common Stock directly owned by Empire Capital; and
          (iii)Mr. Scott A. Fine ("Mr. Fine") with respect to the shares of Common Stock directly owned by Empire Capital; and
          (iv) Mr. Peter J. Richards ("Mr. Richards") with respect to the shares of Common Stock directly owned by Empire Capital.

              The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

     (b) The address of the principal business and principal office of Empire Capital and Empire GP is 1 Gorham Island, Westport, CT 06880.
          The business address of Messrs. Fine and Richards is 1 Gorham Island, Westport, CT 06880.
     (c) The principal business of Empire Capital is serving as a private investment limited partnership. The principal business of Empire GP is serving as General Partner to Empire Capital Partners. Messrs. Fine and Richards serve as the members of Empire GP.
     (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.
     (f) Empire Capital is a limited partnership organized under the laws of the State of Delaware. Empire GP is a limited liability company organized under the laws of the State of Delaware. Messrs. Fine and Richards are each a United States citizen.

CUSIP No. 300691102                 13D                    Page 7 of 13 Pages

Item 3.     Source and Amount of Funds and Other Consideration.

     The net investment cost (including commissions, if any) of the shares of Common Stock directly owned by Empire Capital is approximately $3,208,958. Neither Messrs. Fine or Richards nor Empire GP own directly any shares of Common Stock.

       The shares of Common Stock purchased by Empire Capital were purchased with working capital. All or part of the shares of Common Stock directly owned by Empire Capital may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such bank(s) or brokerage firm(s) to Empire Capital. Such loans bear interest at a rate based upon the broker's call rate from time to time in effect. Such indebtedness may be refinanced with other banks or broker-dealers.

Item 4.     Purpose of the Transaction.

     The purpose of the acquisition of the shares of Common Stock by the Reporting Persons is for investment, and the purchases of the shares of Common Stock by the Reporting Persons were made in the ordinary course of business and were not made for the purpose of acquiring control of the Company. Although the acquisition of the shares of Common Stock by the Reporting Persons is for investment purposes, the Reporting Persons may pursue discussions with management in an effort to maximize long-term value for shareholders. Each of the Reporting Persons may make further purchases of shares of Common Stock from time to time and may dispose of any or all of the shares of Common Stock held by him or it at any time. None of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of the Schedule 13D. Each of the Reporting Persons may, at any time and from time to time, review or reconsider his or its position and formulate plans or proposals with respect thereto, but has no present intention of doing so.

Item 5.     Interest in Securities of the Issuer.

      A. Empire Capital Partners, L.P.
               (a)  Aggregate  number of shares  beneficially  owned:  2,899,900
                    Percentage: 5.0% The percentages used herein and in the rest of Item 5 are calculated based upon the 57,804,560 shares of Common Stock issued and outstanding as of February 8, 2002 as reported by the Company in its Form 10-K dated April 1, 2002.

CUSIP No. 300691102                 13D                      Page 8 of 13 Pages

               (b)  1. Sole power to vote or direct vote: -0-
                    2.   Shared power to vote or direct vote: 2,899,900
                    3.   Sole power to dispose or direct the disposition: -0-
                    4.   Shared  power to  dispose  or direct  the  disposition:
                         2,899,900
               (c) The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions by Empire Capital in the Common Stock within the last sixty days, which were all in the open market, are set forth in Schedule A and are incorporated by reference.
               (d) Empire GP, the general partner of Empire Capital, has the power to direct the affairs of Empire Capital, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares. Messrs. Fine and Richards are the members of Empire GP and in that capacity direct its operations.
               (e)  Not applicable.

      B.  Empire GP, L.L.C.
               (a)  Aggregate  number of shares  beneficially  owned:  2,899,900
                    Percentage: 5.0%
               (b)  1. Sole power to vote or direct vote: -0-
                    2.   Shared power to vote or direct vote: 2,899,900
                    3.   Sole power to dispose or direct the disposition: -0-
                    4.   Shared  power to  dispose  or direct  the  disposition:
                         42,000
               (c) Empire GP did not enter into any transactions in the Common Stock of the Company within the last sixty days. The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions in the Common Stock within the last sixty days on behalf of Empire Capital, which were all in the open market, are set forth in Schedule A, and are incorporated by reference.
               (d)  Not applicable.
               (e)  Not applicable.

      C.  Scott A. Fine
               (a)  Aggregate  number of shares  beneficially  owned:  2,899,900
                    Percentage: 5.0%
               (b)  1. Sole power to vote or direct vote: -0-
                    2.   Shared power to vote or direct vote: 2,899,900
                    3.   Sole power to dispose or direct the disposition: -0-
                    4.   Shared  power to  dispose  or direct  the  disposition:
                         2,899,900
               (c) Mr. Fine did not enter into any transactions in the Common Stock of the Company within the last sixty days. The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions in the Common Stock within the last sixty days on behalf of Empire Capital, which were all in the open market, are set forth in Schedule A, and are incorporated by reference.

CUSIP No. 300691102          13D                             Page 9 of 13 Pages

               (d)  Not applicable.
               (e)  Not applicable.

      D.  Peter J. Richards
               (a)  Aggregate  number of shares  beneficially  owned:  2,899,900
                    Percentage: 5.0%
               (b)  1. Sole power to vote or direct vote: -0-
                    2.   Shared power to vote or direct vote: 2,899,900
                    3.   Sole power to dispose or direct the disposition: -0-
                    4.   Shared  power to  dispose  or direct  the  disposition:
                         2,899,900
               (c) Mr. Richards did not enter into any transactions in the Common Stock of the Company within the last sixty days. The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions in the Common Stock within the last sixty days on behalf of Empire Capital, which were all in the open market, are set forth in Schedule A, and are incorporated by reference.
               (d)  Not applicable.
               (e)  Not applicable.

Item 6.     Contracts, Arrangements, Understandings or
            Relationships with Respect to Securities of the Issuer.

     Other than the Joint Acquisition Statement attached as Exhibit 1 hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.     Materials to be Filed as Exhibits.

     There is filed herewith as Exhibit 1 a written agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

CUSIP No. 300691102                 13D                   Page 10 of 13 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:  April 12, 2002

                                    /s/ SCOTT A. FINE
                                    ---------------------
                                    Scott A. Fine, individually, and as
                                    member of
                                    Empire GP, L.L.C., and as
                                    general partner of
                                    Empire Capital Partners, L.P.




                                    /s/ PETER J. RICHARDS
                                    ---------------------
                                    Peter J. Richards, individually, and as
                                    member of
                                    Empire GP, L.L.C., and as
                                    general partner of
                                    Empire Capital Partners, L.P.

CUSIP No. 300691102                 13D                   Page 11 of 13 Pages

                                   Schedule A

                          Empire Capital Partners, L.P.

                                                      Price Per Share
Date of                       Number of Shares        (including commissions,
Transaction                   Purchased/(Sold)        if any)
12/07/2001                       990,000                    .92513
12/10/2001                        62,000                   1.07610
12/11/2001                        12,000                   1.11378
12/12/2001                        77,000                   1.06222
12/13/2001                        34,000                   1.10464
12/14/2001                        40,000                   1.10253
12/17/2001                        53,000                   1.00497
12/18/2001                        93,000                    .99997
12/19/2001                        65,000                   1.00528
12/20/2001                        27,000                   1.00643
12/26/2001                        37,000                    .93008
12/26/2001                        40,000                    .96143
12/27/2001                         7,000                   1.01109
 1/04/2002                        51,000                   1.25179
 1/14/2002                        14,000                   1.01179
 1/31/2002                         1,000                   1.18110
 1/31/2002                        50,000                   1.21860
 2/01/2002                         5,000                   1.22000
 2/06/2002                           500                   1.23320
 2/08/2002                         5,000                   1.16920
 2/12/2002                        20,000                   1.12625
 2/14/2002                         2,000                   1.17750
 2/19/2002                        70,000                   1.15156
 2/21/2002                        15,000                   1.17307
 2/22/2002                        30,000                   1.16563
 2/25/2002                        64,000                   1.07989
 2/26/2002                        29,000                   1.01706
 2/27/2002                         2,000                   1.08580
 2/27/2002                        10,000                   1.07420
 2/28/2002                        70,000                   1.11796
 3/01/2002                        15,000                   1.17497
 3/04/2002                        67,000                   1.14377
 3/05/2002                         2,000                   1.16100
 3/05/2002                        79,000                   1.11912
 3/06/2002                         1,200                   1.16083
 3/07/2002                        52,000                   1.16838
 3/08/2002                        18,000                   1.19259
 3/13/2002                        33,000                   1.16606
 3/14/2002                        13,000                   1.20270
 3/14/2002                        22,000                   1.26134
 3/14/2002                        78,000                   1.25822
 3/18/2002                        32,000                   1.36577
 3/18/2002                        55,000                   1.36725
 3/20/2002                        25,000                   1.38790
 3/21/2002                        15,000                   1.40117
 3/21/2002                        52,600                   1.39967
 3/25/2002                        16,000                   1.47146

CUSIP No. 300691102                 13D                   Page 12 of 13 Pages



 3/26/2002                       39,000                    1.49344
 3/27/2002                        2,000                    1.55750
 3/27/2002                       40,000                    1.51543
 3/28/2002                        4,000                    1.53495
 3/28/2002                       87,000                    1.52298
 4/02/2002                       67,000                    1.39907
 4/03/2002                       31,000                    1.35521
 4/03/2002                       43,000                    1.40028
 4/04/2002                        5,000                    1.47360
 4/04/2002                       30,000                    1.44513

CUSIP No. 300691102                 13D                 Page 13 of 13 Pages


                                    EXHIBIT 1

                           JOINT ACQUISITION STATEMENT
                           PURSUANT TO RULE 13D-1(k)1


The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.


Dated:  April 12, 2002

                                    /s/ SCOTT A. FINE
                                    ---------------------
                                    Scott A. Fine, individually, and as
                                    member of
                                    Empire GP, L.L.C.,
                                    general partner of
                                    Empire Capital Partners, L.P.


                                    /s/ PETER J. RICHARDS
                                    ---------------------
                                    Peter J. Richards, individually, and as
                                    member of
                                    Empire GP, L.L.C.,
                                    general partner of
                                    Empire Capital Partners, L.P.